FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities Inc.	**0000946812**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 3, 2003, Series 2003-AC4	**333-91334**

Name of Person Filing the Document
(If Other than the Registrant)

03030840

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES, INC.

By: ____________________
Name: Baron Silverstein
Title: Vice President

Dated: September 3, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Additional Computational Materials	P*

---

* The Additional Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BSABS-03AC4

BSABS-03AC4 Class A (A) <P>

Orig Bal 749,696,000 Fac 1.00000 Coup 5.000 Mat / / Wac- 0.000(0.000) WAM- / (-22844)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 29-Aug-2003 **Curve Type:** Treas Act **Curve Date:** 29-Aug-2003 Tranche: A (A)

Price	BSABS-03AC4/P50 0.0000% 7.24 09/03 06/26	BSABS-03AC4/P100 0.0000% 4.13 09/03 09/19	BSABS-03AC4/P150 0.0000% 2.78 09/03 04/15	prepay losses DELINQUENCY Avg. Life 1st Prin Last Prin
100.046875	5.05	5.00	4.96	Yield
	5.45	3.43	2.44	Duration
100.171875	5.02	4.96	4.91	Yield
	5.46	3.44	2.44	Duration
100.296875	5.00	4.92	4.86	Yield
	5.46	3.44	2.44	Duration
100.421875	4.98	4.89	4.81	Yield
	5.47	3.45	2.44	Duration
100.546875	4.96	4.85	4.76	Yield
	5.48	3.45	2.45	Duration
100.671875	4.93	4.82	4.71	Yield
	5.48	3.45	2.45	Duration
100.796875	4.91	4.78	4.65	Yield
	5.49	3.46	2.45	Duration

BSABS-03AC4

BSABS-03AC4 Class M1 (M1) <P>

Orig Bal 44,810,000 Fac 1.00000 Coup 5.158 Mat / / Wac- 0.000(0.000) WAM- / (-22844)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 29-Aug-2003 **Curve Type:** Treas Act **Curve Date:** 29-Aug-2003 Tranche: M1 (M1)

Price	BSABS-03AC4/P50	BSABS-03AC4/P100	BSABS-03AC4/P150	
				prepay
				losses
	0.0000%	**0.0000%**	**0.0000%**	**DELINQUENCY**
	7.24	**4.13**	**2.78**	**Avg. Life**
	09/03	**09/03**	**09/03**	**1st Prin**
	06/26	**09/19**	**04/15**	**Last Prin**
99.623400	5.28	5.28	5.29	Yield
	5.39	3.40	2.42	Duration
99.748400	5.26	5.24	5.24	Yield
	5.40	3.41	2.42	Duration
99.873400	5.24	5.20	5.19	Yield
	5.40	3.41	2.42	Duration
99.998400	5.21	5.17	5.14	Yield
	5.41	3.41	2.42	Duration
100.123400	5.19	5.13	5.08	Yield
	5.41	3.42	2.43	Duration
100.248400	5.17	5.10	5.03	Yield
	5.42	3.42	2.43	Duration
100.373400	5.15	5.06	4.98	Yield
	5.42	3.43	2.43	Duration